November 17, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Maryse Mills-Apenteng

Re:	BTCS Inc. f/k/a Bitcoin Shop, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2015
File No. 333-205277

Dear Ms. Mills-Apenteng:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 1, 2015 (the “Comment Letter”) relating to filings made by BTCS, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1. We note your response to prior comment 3 and revised disclosure regarding your shift in focus towards your transaction verification service, though you continue to support and develop your ecommerce marketplace. Please revise your disclosure throughout to more specifically explain, and quantify to the extent possible, the nature of this strategic shift and describe in more detail the extent of the ongoing support and development of your Ecommerce Marketplace. Also, tell us what consideration you gave to including a separately captioned risk factor under “Risks Related to Our Ecommerce Business” alerting investors to any material risks resulting from this shift in focus.

The Company will still be involved in both the transaction verification service as well as the ecommerce marketplace. We have revised the disclosure in the filing to further describe our business. We do not believe that expanding our business to include transaction verification services requires any additional risk factors related to our ecommerce business.

Cover Page

2. We reissue prior comment 7 in part. Please revise your disclosure to clarify that you are registering the sale of common stock issued to the selling security holders as well as common stock underlying outstanding warrants exercisable at varying prices.

We have revised our disclosure to clarify that the Company is registering the sale of common stock issued to the selling security holders as well as common stock underlying outstanding warrants exercisable at varying prices.

Prospectus Summary, page 3

3. Revise your summary to disclose that your independent auditors have indicated in their report on your December 31, 2014 financial statements that there is substantial doubt about your ability to continue as a going concern.

The Company disclosed that its independent auditors have indicated in their report on the December 31, 2014 financial statements that there is substantial doubt about the Company’s ability to continue as a going concern.

Summary of the Offering, page 10

4. We note your response to our prior comment 14. Tell us whether the warrant holders have agreed to exercise their warrants in connection with the offering and if so please revise the filing to indicate as such. If not, please remove the effect of the 22,116,684 shares issuable upon exercise of warrants from the amount of common stock outstanding following this offering and revise footnotes (1) and (2) accordingly.

The Company removed the effect of the shares issuable upon exercise of warrants from the amount of common stock outstanding following this offering and revised the footnotes.

Liquidity and Capital Resources, page 43

5. We note your discussion on page 11 regarding your historical cash burn rate for the six months ended June 30, 2015. Please revise your liquidity disclosures to include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

The Company revised its liquidity disclosures to include a discussion of the minimum number of months that it will be able to conduct planned operations using currently available capital resources.

Business

Government Oversight, page 55

6. We note your response to prior comment 28, where you state that the referenced information was updated or removed in this amendment. We are unable to locate, however, any updates to your disclosures reflecting regulatory developments since 2014. It appears that your filing should reflect recent developments pertaining to the regulation of bitcoins by the U.S. Commodity Futures Trading Commission as well as any other material regulatory developments. Additionally, we note that you have deleted disclosure pertaining to the regulation of bitcoins in foreign jurisdictions. Please advise why you believe that such information is not material to an understanding of your business or further revise to include this information. Refer to Item 101(h)(4)(i)( ix) of

The filing now reflects recent developments pertaining to the regulation of bitcoins by the U.S. Commodity Futures Trading Commission. Additionally, the Company has included disclosure pertaining to the regulation of bitcoins in foreign jurisdictions.

Certain Relationships and Related Party Transactions

Related Person Transactions with Previous Management, page 68

7. We note your revised disclosure in response to prior comment 32, where you quantify the amounts of the transactions with your former management. Specifically, you state that the transaction with Kamron Inc. was valued at $61,413 and ASB Trading at $35,286. However, this information does not appear to reconcile to the information included in the Asset Purchase and Debt Assumption Agreement filed as exhibit 10.10 to your Form 8-K filed on February 6, 2014, and incorporated by reference into this filing, where the related party liabilities were payable in the amount of $28,585.79 to Andi Brabin and $55,913.40 to Ronnie Murphy as of February 5, 2014. Please advise.

The disclosure has been updated to reflect the amounts as set forth in the Asset Purchase and Debt Assumption Agreement filed as exhibit 10.10 to our Form 8-K filed on February 6, 2014.

Recent Sales of Unregistered Securities, page 80

8. We reissue prior comment 34, insofar as you have not revised your disclosure to state the facts relied upon to make the claimed exemptions available for each transaction. We specifically note that in some instances you have not provided the date of sale nor provided the total number of unaccredited investors, where you rely on Rule 506, who participated in each transaction. Refer to Item 701 of Regulation S-K.

All of the listed offerings and sales were deemed to be exempt under Section 4(a)(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of accredited investors, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933. No offers were made to unaccredited investors. We have provided the dates, or ranges of dates of sale or conversion, as applicable.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Sincerely,

/s/ Charles Allen
Charles Allen
Chief Executive Office

Cc:	Megan Akst, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief
Ivan Griswold, Staff Attorney
Barbara C. Jacobs, Assistant Director.